 As filed with the Securities and Exchange Commission on September 28, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act Of 1934

Virtus Convertible & Income Fund II

(Name of Subject Company (Issuer))

Virtus Convertible & Income Fund II

(Name of Filing Person (Issuer))

Auction-Rate Preferred Shares, Series A, Series B, Series C, Series D and Series E, Par Value $0.00001

(Title of Class of Securities)

018825208

018825307

018825406

018825505

018825604

(CUSIP Number of Class of Securities)

Jennifer Fromm, Esq., Vice President, Chief Legal Officer, Counsel and Secretary

Virtus Investment Partners

One Financial Plaza

Hartford, CT 06103

(866) 270 7788

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing
Statement)

Copies of Communications to:

David C. Sullivan, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable (a)	None (a)

(a) This filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable

Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3

☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

explanatory note

This filing relates solely to preliminary communications made before the commencement of a tender offer by Virtus Convertible & Income Fund II, a closed-end management investment company (the “Fund”), to purchase for cash up to 100% of the Fund’s outstanding Auction-Rate Preferred Shares upon the terms and subject to the conditions of the offer.

ITEMS 1 THROUGH 11.

Not applicable.

ITEM 12. EXHIBITS.

Exhibit No.	Document

99.1	Press Release issued by the Fund dated September 28, 2022

ITEM 13.

Not applicable.